Exhibit 19

MALACHITE INNOVATIONS INC.

POLICY ON INSIDER TRADING AND CONFIDENTIALITY

Adopted and Approved May 24, 2023

In order to take an active role in the prevention of insider trading violations by its officers, directors, employees and other individuals with access to Malachite Innovations Inc. (“Company”), the Company has adopted the policies and procedures described in this Policy. This Policy will be distributed to each member of the Board of Directors and employee of the Company and is also posted on the Company’s website at https://malachiteinnovations.com. We expect all personnel to comply with the applicable procedures set forth in this Policy. Failure to observe them may result in serious legal difficulties for the Company and you, and may result in the termination of your employment with, or association with, the Company. You should keep a copy of this Policy or access it on the website, and refer to it whenever you have any questions regarding trading in the Company’s securities or the disclosure or use of material nonpublic information.

Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time. It applies to all “officers” of the Company as that term is interpreted by Section 16 of the Securities Exchange Act of 1934, as amended (“Executive Officers”), all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Company and its subsidiaries, who receive or have access to material nonpublic information regarding the Company (“Material Nonpublic Information”). These groups of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider. Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known.

Statement of Policy General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the work-place and the misuse of Material Nonpublic Information in securities trading.

Specific Policies

1.	Trading on Material Nonpublic Information. No director, Executive Officer or employee of, or consultant or contractor to, the Company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, such as the writing of an option contract, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the beginning of the Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day” shall mean a day on which U.S. national stock exchanges and the Nasdaq Stock Market (“Nasdaq”) are open for trading. A Trading Day begins at the time trading begins on such day. This restriction on trading does not apply to transactions made under a trading plan adopted pursuant to Securities and Exchange Commission Rule 10b5-1(c) and approved in writing by the Company (an “approved Rule 10b5-1 trading plan”).

2.	Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

3.	Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any Executive Officer, director or employee of the Company receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections) that may be Material Nonpublic Information, the inquiry should be referred to the Company’s Chief Executive Officer, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

Potential Criminal and Civil Liability and/or Disciplinary Action

1.	Liability for Insider Trading. Pursuant to federal and state securities laws, Insiders may be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

2.	Liability for Tipping. Insiders also may be liable for improper transactions by any person to whom they have disclosed Material Nonpublic Information (commonly referred to as a “tippee”) regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading.

3.	Enforcement Remedies. Enforcement remedies available to the government or private plaintiffs under federal securities laws include:

●	SEC administrative sanctions

●	Damage awards to private plaintiffs

●	Disgorgement of all profits

●	Civil fines for the violator of up to three times the amount of profit gained or loss avoided

●	Civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of $1,000,000 or three times the amount of profit gained or loss avoided by the violator

●	Criminal fines for individual violators of up to $5,000,000 ($25,000,000 for an entity)

●	Jail sentences of up to 20 years

In addition, other federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act, also may be violated upon the occurrence of insider trading.

4.	Possible Disciplinary Actions. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

Mandatory Trading Guidelines and Requirements

1.	Trading Blackout Periods. In order to carry out the objectives of this Policy, directors, Executive Officers, and those other persons specifically identified by the Company and who have been notified that they have been so identified are prohibited from conducting transactions involving the purchase or sale of the Company’s securities during the Blackout Periods established below. Each of the following periods will constitute a “Blackout Period”:

The period commencing on the tenth calendar day of the third fiscal month of each of the first three fiscal quarters (i.e. March 10, June 10 and September 10, as applicable) and commencing on the first calendar day of the third fiscal month of the fourth fiscal quarter (i.e. December 1) and, in each case, ending at the close of business on the second Trading Day following the date of public disclosure of the financial results for such fiscal quarter (which is generally 30 to 45 days after the end of the first three fiscal quarters and 75 to 90 days after the end of the fourth fiscal quarter). If such public disclosure occurs on a Trading Day before the markets close, then that day shall be considered the first Trading Day. If such public disclosure occurs after the markets close on a Trading Day, then the date of public disclosure shall not be considered the first Trading Day following the date of public disclosure.

2.	Special Blackout Periods. In addition to the Blackout Periods described above, the Company may announce “special” Blackout Periods from time to time. Typically, this will occur when there are nonpublic developments that would be considered material for insider trading law purposes, such as, among other things, developments relating to regulatory proceedings or a major corporate transaction. Depending on the circumstances, a “special” Blackout Period may apply to all Insiders or only a specific group of Insiders. The Insider Trading Compliance Officer will provide written notice to Insiders subject to a “special” Blackout Period. Any person made aware of the existence of a “special” Blackout Period should not disclose the existence of the Blackout Period to any other person. The failure of the Company to designate a person as being subject to a “special” Blackout Period will not relieve that person of the obligation not to trade while aware of Material Nonpublic Information. As used in this Policy, the term “Blackout Period” shall mean all periodic Blackout Periods and all “special” Blackout Periods announced by the Company.

3.	Non-Exclusive Nature of Blackout Periods. The purpose behind Blackout Periods is to help establish a diligent effort to avoid any improper transactions. Trading in the Company’s securities outside a Blackout Period should not be considered a “safe harbor”, and all employees, Executive Officers and directors and other persons subject to this Policy should use good judgment at all times. Even outside a Blackout Period, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days after the date of announcement. Although the Company may from time to time impose special Blackout Periods, because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading.

Trading in the Company’s securities outside of a Blackout Period should not be considered a “safe harbor,” and all directors, Executive Officers and other persons should use good judgment at all times.

4.	Pre-Clearance of Trades. The Company has determined that all Executive Officers and directors of the Company and certain other persons identified by the Company from time to time and who have been notified that they have been so identified must refrain from trading in the Company’s securities, even at a time outside a Blackout Period, without first complying with the Company’s “pre-clearance” process. Each such person should contact the Company’s Insider Trading Compliance Officer (identified below) prior to commencing any trade in the Company’s securities. The Insider Trading Compliance Officer will consult as necessary with senior management of and/or legal counsel to the Company before clearing any proposed trade. Although an Insider wishing to trade pursuant to an approved Rule 10b5-1 trading plan need not seek preclearance from the Company’s Insider Trading Compliance Officer before each trade takes place, such an Insider must obtain Company approval of the proposed Rule 10b5-1 trading plan before it is adopted.

5.	Individual Responsibility. Every Executive Officer, director and other employee, consultant and contractor has the individual responsibility to comply with this Policy against insider trading. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s vendors and clients (“business partners”), when that information is obtained in the course of employment with, or the performance of services on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading based on inside information regarding the Company’s business partners. All Executive Officers, directors, employees, consultants and contractors should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

What is Material Nonpublic Information

There are two aspects of Material Nonpublic Information: materiality and public availability.

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Either positive or negative information may be material. At all times, information relating to the financial condition of a company should be presumed to be material information.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

●	Unpublished financial reports or projections

●	Known but unannounced future earnings or losses

●	News of a pending or proposed merger, acquisition or takeover or the possible initiation of a proxy fight

●	News of the disposition or acquisition of significant assets

●	Information about current or proposed significant changes in operations or business plans

●	Significant developments involving corporate relationships (suppliers, customers, other business partners)

●	Significant changes in management or relations among major stockholders, customers or suppliers

●	Development of a new product or process

●	Declaration of stock splits and stock dividends, or changes in dividend policy

●	New equity or debt offerings

●	Significant litigation exposure due to actual or threatened litigation

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as PR Newswire, Dow Jones, The Wall Street Journal, Bloomberg; radio or television; newspapers or magazines; or widely circulated public disclosure documents filed with the SEC, such as prospectuses, 10-Q, 8-K or 10-K reports.

If you are aware of Material Nonpublic Information, you may not trade until the information has been disclosed broadly to the marketplace and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until after the second business day after the date the information is released.

Certain Exceptions

The following are certain limited exceptions to the restrictions imposed by the Company under this Policy. These exceptions, however, do not excuse you from complying with any applicable legal restrictions.

●	Approved 10b5-1 trading plan. An Insider may enter into a 10b5-1 trading plan for trading in the Company’s securities. If the plan meets the requirements of SEC Rule 10b5-1, Company securities may be purchased or sold without regard to certain insider trading restrictions. In general, a 10b5- 1 trading plan must be entered into at a time when there is no undisclosed material information. Once a plan is adopted, the Insider must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. A 10b5-1 plan must be approved by the Company’s Insider Trading Compliance Officer.

●	Receipt and Vesting of Stock Options, Restricted Stock or Stock Purchase Rights. The trading restrictions under this Policy do not apply to the acceptance or purchase of stock options, restricted stock or stock purchase rights issued or offered by the Company. The trading restrictions under this Policy also do not apply to the vesting, cancellation or forfeiture of stock options, restricted stock or stock purchase rights in accordance with applicable plans and agreement.

●	Exercise of Stock Options for Cash. The trading restrictions under this Policy do not apply to the exercise of stock options for cash under the Company’s stock option plans. Likewise, the trading restrictions under this Policy do not apply to the exercise of stock options in a stock-for-stock exercise with the Company or an election to have the Company withhold securities to cover tax obligations in connection with an option exercise. However, the trading restrictions under this Policy do apply to (i) the sale of any securities issued upon the exercise of a stock option, (ii) a cashless exercise of a stock option through a broker, since this involves selling a portion of the underlying shares to cover the costs of exercise, and (iii) any other market sale of Company securities for the purpose of generating the cash needed to pay the exercise price of an option.

●	Purchases from the Employee Stock Purchase Plan. The trading restrictions in this Policy do not apply to elections with respect to participation in the Company’s employee stock purchase plan, if any, or to purchases of securities under the plan. However, the trading restrictions do apply to any subsequent sales of any such securities.

●	Bona Fide Gifts and Inheritance. The trading restrictions under this Policy do not apply to bona fide gifts involving Company securities or transfers by will or the laws of descent and distribution.

●	Change in Form of Ownership. Transactions that involve merely a change in the form in which you own securities are permissible. For example, you may transfer shares to an inter vivos trust of which you are the sole beneficiary during your lifetime.

●	Other Exceptions. Any other exception from this Policy must be approved by the Insider Trading Compliance Officer, in consultation with the Board of Directors or an independent committee of the Board of Directors.

Additional Information - Directors and Executive Officers

Directors and Executive Officers of the Company and certain other persons identified by the Company from time to time must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that Executive Officers, directors and such other persons who purchase and sell the Company’s securities within a six- month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option is deemed a purchase under Section 16 of the Exchange Act; however, the sale of any such shares is a sale under Section 16 of the Exchange Act.

Section 16 of the Exchange Act prohibits the Company’s Executive Officers and directors from ever making a short sale of the Company’s stock. A short sale is a sale of securities not owned by the seller or, if owned, not delivered. Transactions in put and call options for the Company’s securities may in some instances constitute a short sale or may otherwise result in liability for short swing profits. All Executive Officers and directors of the Company and such other identified persons must confer with the Insider Trading Compliance Officer before effecting any such transaction.

While employees who are not Executive Officers and directors are not prohibited by law from engaging in short sales of the Company’s securities, the Company believes it is inappropriate for employees to engage in such transactions and therefore strongly discourages all employees from such activity. Standing orders (except standing orders under an approved 10b5-1 trading plan) should be used only for a brief period of time since a broker could execute a transaction at a time when you are in possession of Material Nonpublic Information.

Appointment and Duties of Compliance Officer

The Company has appointed the Company’s Chief Executive Officer as the Company’s Insider Trading Compliance Officer. The duties of the Insider Trading Compliance Officer shall include, but not be limited to, the following:

A.	Other than transactions made pursuant to an approved Rule 10b5-1 trading plan, pre-clearing all transactions involving the Company’s securities by those individuals that have been identified and informed by the Company in order to determine compliance with this Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended.

B.	Serving as the designated recipient at the Company of copies of reports filed with the SEC by Section 16 Individuals under Section 16 of the Exchange Act.

C.	Periodically reminding all Section 16 Individuals regarding their obligations to report and periodic reminders of the dates that the Blackout Periods described in this Policy begins and ends.

D.	Performing periodic cross-checks of available materials, which may include Forms 3, 4 and 5, Forms 144, officer’s and director’s questionnaires, and reports received from the Company’s stock administrator and transfer agent, to determine trading activity by Executive Officers, directors and others who have, or may have, access to Inside Information.

E.	Circulating this Policy (and/or a summary thereof) to all employees, including Section 16 Individuals and providing this Policy and other appropriate materials to new Executive Officers, directors and others who have, or may have, access to Inside Information.

F.	Assisting the Company in the implementation of this Policy.

G.	Coordinating with Company counsel regarding compliance activities with respect to Rule 144 requirements and regarding changing requirements and recommendations for compliance with Section 16 of the Exchange Act and insider trading laws to ensure that this Policy is amended as necessary to comply with such requirements.

Inquiries

This Policy is not intended to provide an exhaustive list of either the Material Nonpublic Information that Executive Officers, directors, employees, consultants or contractors may have about the Company (or other public companies) or the appropriate procedures for safeguarding Material Nonpublic Information. Any questions with respect to the applicability of this Policy to any information or transaction should be directed to the Company’s Insider Trading Compliance Officer.

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